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FIRM / AFFILIATE OFFICES

October 13, 2015

VIA EDGAR AND HAND DELIVERY

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

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Re:	Merus B.V. Registration Statement on Form F-1 (CIK No. 0001651308)

Dear Ms. Hayes:

On behalf of Merus B.V. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2015 with respect to the Company’s draft Registration Statement on Form F-1 (the “Initial Confidential Registration Statement”). This letter is being submitted together with an amendment to the Initial Confidential Registration Statement (as amended, the “Registration Statement”), which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Initial Confidential Registration Statement.

Summary

1.	Please describe how binding to two different antigens produces products that have greater potency and lower toxicity than existing cancer therapeutics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 65 and 81 of the Registration Statement.

October 13, 2015

Our Product Pipeline, page 2

2.	Please remove the last row from this table and the corresponding one on page 82, as the research described therein is in too preliminary a stage to be reflected in a table intended to represent your product pipeline.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 83 of the Registration Statement.

Our Biclonics platform, page 2

3.	Please briefly explain what the “Fc” region of your Biclonics is and define “transgenic” mice.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4 and 85 of the Registration Statement.

Benefits of Biclonics, page 4

4.	Please briefly explain what “heterodimer formation” is.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 88 of the Registration Statement.

Risks Associated with Our Business, page 6

5.	Please include a bullet point that addresses the risk presented by the need to defend against patent infringement claims, as reflected in your risk factor on pages 40-41, and reference the pending lawsuit filed against you by Regeneron Pharmaceuticals Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Registration Statement.

Use of Proceeds, page 58

6.	Please amend this disclosure to indicate the approximate amount of offering proceeds you intend to allocate toward each of your bispecific antibody candidates and working capital and other general corporate purposes. Please also indicate how far in the development process you expect that the funds from the offering will allow you to proceed with respect to each of your product candidates. For example, you should indicate whether the proceeds allocated to the development of MCLA-128 will allow you to complete Phase 1/2 clinical studies for that product candidate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 58 of the Registration Statement.

October 13, 2015

Capitalization, page 60

7.	You include the automatic conversion of your preferred stock in your pro forma presentations. Please demonstrate to us how the automatic conversion is directly attributable to your IPO and factually supportable as required by Item 11-02(b)(6) of Regulation S-X. In this regard, please demonstrate to us that your IPO will result in gross proceeds of at least €30.0 million at a price per share of at least four times the original issue price of your Class B preferred shares as disclosed on page F-21. In your response, please tell us the conversion rate of each series of preferred stock and revise your disclosure in Note 15 accordingly, consistent with the guidance in paragraph 79(a)(v) of IAS 1.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on pages F-47 and F-48 of the Registration Statement. The Company supplementally advises the Staff that in August 2015, in connection with the closing of the Class C Financing, the terms of a qualified public offering requiring conversion of all shares of the Company’s convertible preferred shares into common shares were changed to be not less than $50.0 million and a price per share to the public of not less than one and a half times the original issue price of the Class C preferred shares. The Company further advises the Staff that the Company expects to receive the requisite consent from the preferred shareholders to effect the conversion of all outstanding preferred shares into common shares prior to the closing of the offering. Consequently, the Company advises the Staff that it expects that there will not be any threshold requirements that must be satisfied in order for all of the outstanding preferred shares to be converted into common shares. The conversion rate of each class of preferred share is one-to-one, subject to adjustment for stock splits, stock dividends, stock combinations and the like.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Share-Based Compensation, page 75

8.	We may have additional comments on your accounting for equity issuances including stock compensation. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: The Company acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price.

October 13, 2015

Business

Collaboration Agreements, page 95

9.	Please amend your disclosure with respect to your collaboration agreement with ONO Pharmaceutical to include the following:

•	The amounts paid to date;

•	The aggregate milestone payments that you are eligible to receive; and

•	The duration of the agreement outside of termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 66, 97 and 98 of the Registration Statement.

Related Party Transactions, page 125

10.	Please tell us why the issuance of 2.4 million shares of Class B preferred stock in January 2015 at €5.64 per share resulted in only €5.0 million in proceeds instead of approximately €13.5 million. Also tell us why the price declined from €7.50 per share from your previous issuances of Class B preferred stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 133 of the Registration Statement. The Company respectfully advises the Staff that the Company issued an aggregate of 886,524 Class B preferred shares resulting in aggregate cash proceeds of €5.0 million. In connection with this issuance, the Company also issued an additional 1,520,700 of our Class B preferred shares pursuant to anti-dilution provisions included in the subscription agreement for the Company’s Class B preferred shares. These additional shares were issued for no cash consideration. The Company further advises the Staff that the price per share of €5.64 per share for the closing of the fifth tranche of the Class B preferred share financing was previously agreed upon among the Company and the Class B preferred shareholders in the subscription agreement entered into on September 30, 2013.

Independent Auditor’s Report, page F-1

11.	Please explain to us why your balance sheet at January 1, 2013 is not covered by this report.

Response: In response to the Staff’s comment, the auditor has amended its audit opinion to include reference to the January 1, 2013 balance sheet.

Statement of Profit or Loss and Comprehensive Income, page F-4

12.	Paragraph 99 of IAS 1 requires presentation of expenses based on either their nature or their function, whichever provides information that is reliable and more

October 13, 2015

relevant. Since your presentation appears to employ the mix of both methods, please revise your presentation to comply under one method. If you choose to present expenses based on their function, please disclose additional information based on the nature of these expenses as required under paragraph 104 of IAS 1.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered paragraph 104 of IAS 1 together with common practice under International Financial Reporting Standards (“IFRS”) in concluding that its disclosures are compliant with IAS 1. In particular, as a clinical-stage immuno-oncology company, the Company does not differentiate between how its research and development expenditures are incurred or track its internal costs by project. The Company’s focus is on total research and development expenditures which make up the majority of its expenditures and are set forth in its income statement and for which significant judgment is not required in allocating expenditures. Accordingly, like other companies in the biopharmaceutical sector that report under IFRS, the Company does not provide a detailed analysis of these expenditures in its income statement. However, the Company does disclose the information that is required by IAS 1.104 (depreciation and amortization and employee benefits expense). The Company presents its expenses on a nature of expense basis, not by function type. All of the applicable line items in paragraph 102 of IAS 1 have been presented; however, the Company is voluntarily adding the line item “Costs of outsourced work and other external costs” to its income statement based on paragraph 104 of IAS 1.

Notes to the Financial Statements

4. Significant accounting policies

Research and development, page F-10

13.	To the extent that you continue to present statements of profit or loss and comprehensive income on a nature of expense basis, please disclose the amount of your personnel expenses and depreciation and amortization attributable to research and development, as required by paragraph 126 of IAS 38.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff it has considered this comment in conjunction with the considerations noted in its response to comment 12 above, and based thereon, is of the opinion that the Company has disclosed the aggregate amount of research and development expenditure recognized as an expense as stipulated in paragraph 126 of IAS 38. As the Company is in the clinical development stage, personnel expenses and depreciation and amortization expenses are considered to be directly attributable to research and development activities. This is disclosed on page F-25 (note 18) and F-47 (note 13) of the Registration Statement, where it is stated that all employees are active in the area of research and development. The Company will respectfully apply this disclosure enhancement, presenting the amounts of personnel expenses and depreciation and amortization directly attributable to research and development costs required in IAS 38.126, in its financial statements going forward.

October 13, 2015

17. Costs of outsourced work and other external costs, page F-24

14.	Your research and development expenditures include IP and litigation costs. Please explain your basis for characterizing these expenses as research and development. Refer us to the authoritative literature used to reach your conclusion. In your response, at a minimum please tell us how costs to maintain patents as indicated on page 67, like litigation costs, are fees to register a legal right, as stipulated in paragraph 66(c) of IAS 38.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff it considers intellectual property (“IP”) costs directly attributable costs necessary for the preparation of an intangible asset to be capable of operating in the manner intended by management in accordance with paragraph 66 of IAS 38. Paragraph 66 of IAS 38 gives examples of directly attributable costs, including “fees to register a legal right.” The Company regards the protection of its patents as analogous to the costs required to register a legal right and thus, considers IP costs as fees to register a legal right. IP costs are, therefore, presented in the Company’s income statement as part of research and development expenses. Since these IP costs were incurred in the Company’s pre-clinical development phase, the Company cannot demonstrate that the bispecific antibody candidate will generate probable future economic benefits, and accordingly, IP was expensed to the Company’s income statement as incurred, based on paragraph 54 of IAS 38.

The Company respectfully advises the Staff that litigation costs incurred by the Company in 2014 to defend itself from its patent infringement lawsuit with Regeneron Pharmaceuticals Inc. as well as to safeguard and maintain its intellectual property portfolio are considered an integral and crucial part of the Company’s business activity. Without a viable bispecific antibody candidate, the Company would have no potential marketable therapeutics. The Company expects to continue to incur significant operating losses as it continues its research and development efforts and seek to obtain regulatory approval and commercialization of its bispecific antibody candidates. The Company’s management, therefore, maintains these costs are part of the regulatory compliance framework of its research and development activities. As such, management considers the litigation costs to be necessary to allow the asset to be capable of operating in the manner intended by management and these costs are presented as research and development costs under paragraph 66 of IAS 38. These expenses were identified and disclosed separately as “IP and litigation costs” in addition to the line items “Manufacturing costs” and “Research and development costs” and were included in research and development costs under “Costs of outsourced work and other external costs” in the Company’s income statement for the year ended December 31, 2014. The Company respectfully advises that both “Other operating expenses” and “Research and development costs” are presented in the line item “Costs of outsourced work and other external costs” in the Company’s income statement, and litigation costs are disclosed and captured in the same line item. In

October 13, 2015

addition to being visibly presented in research and development expenditure, the nature and description of the litigation costs are disclosed in the Company’s financial statements.

Notwithstanding the aforementioned considerations, the Company respectfully acknowledges the Staff’s comment and has amended its interim unaudited financial statements for the six months ended June 30, 2015 and going forward to account for future litigation costs as part of “Other operating expenses” and not research and development expenses.

27. Adoption of IFRS, page F-31

15.	Please revise your disclosure to provide all of the reconciliations required by paragraph 24 of IFRS 1, particularly the reconciliation of equity. In addition, please tell us the extent to which you applied the exceptions discussed in paragraph 13 and Appendix B of IFRS 1 and the exemptions discussed in paragraph 18 and Appendices C through E of IFRS 1. To the extent you applied any exception or exemption, please revise your disclosure to describe how you applied them. See Instruction 4 to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that total equity under generally accepted accounting principles in the Netherlands (“Dutch GAAP”) and IFRS are equal. Share-based payments were accounted for under the “intrinsic value” method under Dutch GAAP. The accounting entries are reported the same as under IFRS 2. However, instead of fair value, the intrinsic value of the share options is expensed to the Company’s profit and loss account over the vesting period (with a corresponding credit entry in equity for the same intrinsic value amount). Since the intrinsic value of the share options is lower than their fair value, a higher share-based payment expense was accounted for in Company’s profit and loss account under IFRS (with a credit entry in equity for the fair value amount). Accordingly, there is no GAAP difference for total equity because under both Dutch GAAP and IFRS the share-based payment charge in Company’s profit and loss account is also credited in equity for the intrinsic value and fair value, respectively. The Company has disclosed the impact on net result. There are no “Other Comprehensive Income” items. As a result, net result equals total comprehensive income for the Company. Accordingly, the Company believes that none of the required reconciliations in IFRS 1.24 (a) and (b), other than for net result, are applicable to the Company.

The Company did not use hindsight in estimates and confirms compliance with IFRS 1.13. The Company did not enter into any business combinations (past and present) and therefore, IFRS 1 Appendix C is not applicable. The Company also did not elect to use any of the exemptions in IFRS 1 Appendix D. Appendix E is not applicable to the Company. Accordingly, management concluded that none of the exemptions in IFRS 1.18 (Appendices C-E of IFRS 1) are applicable and no additional disclosures were made in this respect.

October 13, 2015

Other Comments

16.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

17.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response: In response to the Staff’s comment, the Company confirms that the graphics included in the Registration Statement are the only graphics that will be included in the prospectus.

If you have any questions regarding the foregoing responses or the enclosed Registration Statement, please do not hesitate to contact me by telephone at (617) 948-6060.

Very truly yours,

/s/ Peter N. Handrinos

Peter N. Handrinos of LATHAM & WATKINS LLP

cc:	Ton Logtenberg, Ph.D., Merus B.V.

Nathan Ajiashvili, Latham & Watkins LLP